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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            WORLD COLOR PRESS, INC.
                           (NAME OF SUBJECT COMPANY)
                            WORLD COLOR PRESS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   981443104

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            JENNIFER L. ADAMS, ESQ.
                         VICE CHAIRMAN, CHIEF LEGAL AND
                     ADMINISTRATIVE OFFICER, AND SECRETARY
                            WORLD COLOR PRESS, INC.
                                    THE MILL
                              340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                                 (203) 532-4200

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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                                 AMENDMENT NO 1
                               TO SCHEDULE 14D-9

    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 16, 1999 (as amended and supplemented, the "Schedule 14D-9") by World Color
Press, Inc. (the "Company"), relating to a tender offer (the "Offer") commenced by Printing Acquisition Inc., a Delaware corporation and indirect wholly-owned subsidiary of Quebecor Printing Inc. ("Parent"), a Canadian corporation, on July
16, 1999 to purchase up to 23,500,000 of the issued and outstanding shares of common stock par value $0.01 per share (the "Shares") of the Company at a price of $35.69 per Share net to the seller in cash, without interest. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    On July 28, 1999, Parent issued a press release announcing that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Offer had expired at 11:59 p.m. on Tuesday, July 27, 1999. The full text of the press release is set forth in Exhibit 16 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

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
   EXHIBIT
   NUMBER                                                    DESCRIPTION
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
         16    Press Release dated July 28, 1999.
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                                       1
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

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
                                WORLD COLOR PRESS, INC.

                                By:  /s/ JENNIFER L. ADAMS
                                     -----------------------------------------
                                     Name: Jennifer L. Adams
                                     Title: Vice Chairman, Chief Legal and
                                          Administrative Officer and Secretary

Dated: July 28, 1999